Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Sirius XM Radio Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 regarding the Liberty Media Corporation 2013 Nonemployee Director Incentive Plan of our report dated February 6, 2013, with respect to the consolidated balance sheets of Sirius XM Radio Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2012, which report appears in Item 15. “Exhibits and Financial Statement Schedules” to the December 31, 2012 annual report on Form 10-K of Liberty Media Corporation.

/s/KPMG LLP

New York, New York
July 18, 2013